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                                June 20, 2021

       Matt Reid
       Principal Executive Officer
       APPlife Digital Solutions Inc
       50 California St, #1500
       San Francisco, CA 94111

                                                        Re: APPlife Digital
Solutions Inc
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 14, 2021
                                                            File No. 333-256386

       Dear Mr. Reid:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1 filed June 14, 2021

       Signatures, page 37

   1. We note that you have revised your filing as requested to caption Mr. Reid's signature to the registration
statement in his personal capacity as principal financial officer, in addition to other of his
positions. Please also ensure that your filing is signed by him or another officer in their
capacity as your principal accounting officer. Refer to Instructions 1 and 2 to the Signatures
section of Form S-1.
             You may contact Katherine Wray, Staff Attorney, at (202) 551-3483 or Jan Woo, Legal
       Branch Chief, at (202) 551-3453 if you have any questions.
 Matt Reid
APPlife Digital Solutions Inc
June 20, 2021
Page 2
                                             Sincerely,
FirstName LastNameMatt Reid
                                             Division of Corporation Finance
Comapany NameAPPlife Digital Solutions Inc
                                             Office of Technology
June 20, 2021 Page 2
cc:       Chase Chandler
FirstName LastName